# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIFECORE BIOMEDICAL, INC. \DE\, CIK 0001005286
CUSIP: 514766104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3515 LYMAN BOULEVARD, CHASKA, Minnesota (MN), 55318
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0000921895-20-000125
Filed by CIK 0001560207
Persons authorized to receive notices and communications: CHRISTOPHER S. KIPER, LEGION PARTNERS ASSET MANAGEMENT, LLC, 12121 Wilshire Blvd, Suite 1240, Los Angeles, California (CA), 90025, 424-253-1773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Legion Partners, L.P. I (CIK 0001595909): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,196,557; sole dispositive power 0; shared dispositive power 6,196,557; aggregate amount beneficially owned 6,196,557 (15.6% of the class)
- Legion Partners, L.P. II (CIK 0001618783): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 520,263; sole dispositive power 0; shared dispositive power 520,263; aggregate amount beneficially owned 520,263 (1.4% of the class)
- Legion Partners, LLC (CIK 0001682390): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,716,820; sole dispositive power 0; shared dispositive power 6,716,820; aggregate amount beneficially owned 6,716,820 (16.9% of the class)
- Legion Partners Asset Management, LLC (CIK 0001560207): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,794,395; sole dispositive power 0; shared dispositive power 6,794,395; aggregate amount beneficially owned 6,794,395 (17.1% of the class)
- Legion Partners Holdings, LLC (CIK 0001682389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 6,794,595; sole dispositive power 0; shared dispositive power 6,794,595; aggregate amount beneficially owned 6,794,595 (17.1% of the class)
- Kiper Christopher S (CIK 0001432744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,794,595; sole dispositive power 0; shared dispositive power 6,794,595; aggregate amount beneficially owned 6,794,595 (17.1% of the class)
- White Raymond T. (CIK 0001682494): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,794,595; sole dispositive power 0; shared dispositive power 6,794,595; aggregate amount beneficially owned 6,794,595 (17.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: LIFECORE BIOMEDICAL, INC. \DE\
Address of issuer's principal executive offices: 3515 LYMAN BOULEVARD, CHASKA, Minnesota (MN), 55318

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,084,268 Shares owned directly by Legion Partners I is approximately $33,506,562, including brokerage commissions. The aggregate purchase price of the 319,286 Shares owned directly by Legion Partners II is approximately $2,348,906, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,082, including brokerage commissions.

As detailed in Item 4 of Amendment No. 6, which information is incorporated herein by reference, the Series A Preferred Stock (as defined therein) purchased by Legion Partners I and Legion Partners II are converted into Shares at any time by Legion Partners I and Legion Partners II, which Shares are treated as beneficially owned for purposes of this Schedule 13D. The shares of Series A Preferred Stock purchased by each of Legion Partners I and Legion Partners II were purchased directly from the Issuer with working capital pursuant to the terms of the Purchase Agreement (as defined therein). The aggregate purchase price of the 11,414 shares of Series A Preferred Stock owned directly by Legion Partners I is approximately $11,414,000. Approximately 3,372 Shares of Series A Preferred Stock owned directly by Legion Partners I were received as dividends. The aggregate purchase price of the 1,086 shares of Series A Preferred Stock owned directly by Legion Partners II is approximately $1,086,000. Approximately 321 Shares of Series A Preferred Stock owned directly by Legion Partners II were received as dividends.

In connection with the appointment of Christopher S. Kiper to the Board of Directors of the Issuer (the "Board"), as further described in Item 4 to Amendment No. 6, Mr. Kiper has been awarded certain restricted stock units ("RSUs") in connection with his service as a director of the Issuer, including (i) 5,906 RSUs awarded on January 9, 2023 which vested on the first anniversary of the grant date and were automatically settled in Shares, (ii) 3,981 RSUs awarded on February 1, 2023 that vested on the first anniversary of the grant date and were automatically settled in Shares, (iii) 18,182 RSUs awarded on June 1, 2023 that vested on the first anniversary of the grant date and were automatically settled in Shares, (iv) 30,000 RSUs awarded on July 8, 2024 that vested on the first anniversary of the grant date and were automatically settled in Shares, (v) 19,506 RSUs awarded on July 15, 2025 that vest on the earlier of the first anniversary of the grant date or the date of the annual meeting of stockholders first held in calendar year 2026 (provided such date is no less than 50 weeks from grant date) (within 60 days of the date hereof), and (vi) 25,907 RSUs awarded on June 4, 2026 that vest on the earlier of June 4, 2027 or the date of the annual meeting of stockholders first held in calendar year 2027 (provided such date is no less than 50 weeks from June 4, 2026).

Because Mr. Kiper serves on the Board as a representative of Legion Partners Asset Management and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such RSUs to Mr. Kiper, Legion Partners Asset Management was entitled to receive all of the economic interests in securities granted to Mr. Kiper by the Issuer in respect of Mr. Kiper's Board position, for no consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 30, 2026, each of Legion Partners I and Legion Partners II delivered to the Issuer written notice of redemption of all of the Series A Preferred Stock held by each of them, respectively, at the Holder Optional Redemption Price (as defined in the Certificate of Designation) (as defined in Amendment No. 6) payable in cash by the Issuer. The Issuer is required to redeem such shares on December 28, 2026, which is the next business day following the 180th day after the redemption notices were submitted.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 37,509,407 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2026, and (ii) the Shares underlying the Series A Preferred Stock that can be converted by the Reporting Persons, as applicable.

A. Legion Partners I
As of the date hereof, Legion Partners I beneficially owned 6,196,557 Shares, including 2,112,289 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible. Percentage: Approximately 15.6%

B. Legion Partners II
As of the date hereof, Legion Partners II beneficially owned 520,263 Shares, including 200,977 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible. Percentage: Approximately 1.4%

C. Legion Partners, LLC
As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 6,196,557 Shares beneficially owned by Legion Partners I and (ii) 520,263 Shares beneficially owned by Legion Partners II. Percentage: Approximately 16.9%

D. Legion Partners Asset Management
As of the date hereof, Legion Partners Asset Management may be deemed to beneficially own the 77,575 Shares (including 19,506 RSUs that vest within the next 60 days) that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer, as further explained in Item 3. As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may also be deemed the beneficial owner of the (i) 6,196,557 Shares beneficially owned by Legion Partners I and (ii) 520,263 Shares beneficially owned by Legion Partners II. Percentage: Approximately 17.1%

E. Legion Partners Holdings
As of the date hereof, Legion Partners Holdings directly beneficially owned 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may also be deemed the beneficial owner of the (i) 6,196,557 Shares beneficially owned by Legion Partners I, (ii) 520,263 Shares beneficially owned by Legion Partners II and (iii) 77,575 Shares (including 19,506 RSUs that vest within the next 60 days) that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer. Percentage: Approximately 17.1%

F. Messrs. Kiper and White
Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 6,196,557 Shares beneficially owned by Legion Partners I, (ii) 520,263 Shares beneficially owned by Legion Partners II, (iii) 200 Shares beneficially owned by Legion Partners Holdings and (iv) 77,575 Shares (including 19,506 RSUs that vest within the next 60 days) that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer. Percentage: Approximately 17.1%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Legion Partners I
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,196,557
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,196,557

B. Legion Partners II
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 520,263
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 520,263

C. Legion Partners, LLC
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,716,820
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,716,820

D. Legion Partners Asset Management
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,794,395
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,794,395

E. Legion Partners Holdings
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,794,595
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,794,595

F. Messrs. Kiper and White
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,794,595
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,794,595
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

None of the Reporting Persons have entered into any transactions in the securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The disclosure set forth in Item 3 above regarding the RSUs granted to Mr. Kiper in connection with his service as a director of the Issuer is incorporated herein by reference.

## Signatures
- Legion Partners, L.P. I: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (07/02/2026)
- Legion Partners, L.P. II: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (07/02/2026)
- Legion Partners, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member of Legion Partners Holdings, LLC, its Managing Member (07/02/2026)
- Legion Partners Asset Management, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director (07/02/2026)
- Legion Partners Holdings, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member (07/02/2026)
- Kiper Christopher S: /s/ Christopher S. Kiper, Christopher S. Kiper (07/02/2026)
- White Raymond T.: /s/ Raymond White, Raymond White (07/02/2026)